Exhibit 99.1

Company announcement

Results from TORM plc’s Annual General Meeting on 20 April 2022

TORM plc (the “Company”) announces that all the resolutions set out in the notice of the Annual General Meeting dated 23 March 2022 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, and 4)	80,965,899
Voted total (excl. C-Share)	49,822,267
Voted total (%)	61.53

Eligible votes (for Resolutions 5, 6, 7, and 8)	430,965,899
Voted total (incl. C-Share)	399,822,267
Voted total (%)	92.77

Ordinary Resolutions		Vote type	Voted	Voted (%)	% of total voting rights
1.	To adopt the Annual Report and Accounts 2021	For Against Withheld*	49,807,940 0 14,327	99.97 0.00 0.03	61.52
2.	To approve the Directors’ Remuneration Report 2021	For Against Withheld*	47,924,209 1,897,025 1,033	96.19 3.81 0.00	59.19
3.	To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	49,818,603 1,982 1,682	99.99 0.00 0.00	61.53
4.	To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	49,820,859 374 1,034	100.00 0.00 0.00	61.53
5.	Reappointment of Non-Executive Director and Chairman Christopher H. Boehringer as Director of the Company	For Against Withheld*	398,053,838 1,660,707 107,722	99.56 0.42 0.03	92.36
6.	Reappointment of Non-Executive Director Göran Trapp as Director of the Company	For Against Withheld*	399,805,527 12,000 4,740	100.00 0.00 0.00	92.77
7.	Reappointment of Non-Executive Director Annette Malm Justad as Director of the Company	For Against Withheld*	398,833,819 983,931 4,517	99.75 0.25 0.00	92.54
8.	Reappointment of Executive Director Jacob Meldgaard as Director of the Company	For Against Withheld*	399,805,333 12,194 4,740	100.00 0.00 0.00	92.77

*	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 20 APRIL 2022	PAGE 1/2

Contact	TORM plc
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Christopher Everard, General Manager, tel.: +44 7920 494853	Tel.: +44 203 713 4560
Kim Balle, Chief Financial Officer, tel.: +45 3917 9200	www.TORM.com
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 20 APRIL 2022	PAGE 2/2